Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Postal Realty Trust, Inc.

Cedarhurst, New York

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of (i) our report dated April 2, 2019 relating to the Consolidated Balance Sheet of Postal Realty Trust, Inc. as of December 31, 2018; (ii) our report dated April 2, 2019 relating to the Combined Consolidated Financial Statements of Nationwide Postal and Affiliates Predecessor as of and for the years ended December 31, 2018 and 2017; and (iii) our report dated April 2, 2019 relating to the combined statements of revenues and certain operating expenses of the Acquisition Properties for the years ended December 31, 2018 and 2017, all of which are contained in the Prospectus.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

New York, New York
April 30, 2019